Exhibit 3.49

State of Delaware Secretary of State Division of Corporations Delivered 01:51 PM 04/28/2009 FILED 01:51 PM 04/28/2009 SRV 090404962—4678596 FILE

CERTIFICATE OF FORMATION

OF

THE SENTINEL GROUP SERVICES LLC

This Certificate of Formation of The Sentinel Group Services LLC is to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

1. The name of the limited liability company is The Sentinel Group Services LLC.

2. The name and street and mailing address of the initial registered office and the registered agent for service of process of the limited liability company in the State of Delaware is as follows: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Dated as of this 28th day of April, 2009.

/s/ Michael M. Collier
Michael M. Collier, Authorized Person